Exhibit 99.2

AcuityAds Holdings Inc.

Consolidated Financial Statements

December 31, 2022 and 2021

(Expressed in Canadian dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of AcuityAds Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AcuityAds Holdings Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 8(g) to the consolidated financial statements, the Company has restated its 2021 consolidated financial statements to correct a misstatement.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada March 9, 2023

We have served as the Company’s auditor since 2015.

AcuityAds Holdings Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents	$85,940,728	$102,208,807
Accounts receivable	33,791,853	30,972,608
Income tax receivable	847,950	-
Prepaid expenses and other	3,153,012	3,278,624

	123,733,543	136,460,039
Non-current assets
Deferred tax asset (note 17)	449,482	81,803
Other assets	248,285	-
Property and equipment (note 3)	7,117,446	5,369,619
Intangible assets (note 4)	5,228,805	3,044,278
Goodwill (note 5)	4,869,841	4,869,841

	141,647,402	149,825,580

Liabilities

Current liabilities
Accounts payable and accrued liabilities	26,546,031	24,853,497
Income tax payable	42,567	910,165
Borrowings (note 16)	4,031,324	2,946,150
Lease obligations (note 6)	2,881,804	2,058,161

	33,501,726	30,767,973
Non-current liabilities
Borrowings (note 16)	191,022	3,852,891
Deferred tax liability (note 17)	1,060,115	-
Lease obligations (note 6)	3,768,191	2,148,708

	38,521,054	36,769,572

Shareholders’ equity (note 8)	103,126,348	113,056,008

	141,647,402	149,825,580

AcuityAds Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

For the years ended December 31, 2022 and 2021

	2022	2021 (As restated Note 8 (g))
Revenue
Managed services	$80,978,396	$91,807,683
Self-service	40,060,339	30,218,619

	121,038,735	122,026,302

Media costs	60,250,973	58,461,333

Gross profit	60,787,762	63,564,969

Operating expenses
Sales and marketing (note 18)	24,042,497	22,274,113
Technology (notes 12 and 18)	16,804,963	12,680,460
General and administrative (note 18)	14,753,447	8,838,230
Share-based compensation (note 8)	5,850,615	4,132,017
Depreciation and amortization	4,853,009	5,057,117

	66,304,531	52,981,937

Income (loss) from operations	(5,516,769)	10,583,032

Finance costs (note 9)	544,344	1,053,282
Foreign exchange gain	(6,269,843)	(3,374,098)

	(5,725,499)	(2,320,816)

Net income before income taxes	208,730	12,903,848

Income taxes (note 17)	962,167	1,150,917

Net income (loss) for the year	(753,437)	11,752,931

Basic and diluted net income (loss) per share (note 10)	(0.01)	0.20

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income:
Exchange gain (loss) on translating foreign operations	(900,899)	31,169

Comprehensive income (loss) for the year	(1,654,336)	11,784,100

AcuityAds Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars unless otherwise stated)

For the years ended December 31, 2022 and 2021

							2022

	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
		(As restated Note 8 (g))	(As restated Note 8 (g))
Balance – December 31, 2021	60,733,803	126,736,698	6,461,456	-	446,218	(20,588,364)	113,056,008
Shares issued – options exercised	247,866	626,441	(252,404)	-	-	-	374,037
Repurchase of shares for cancellation (note 8 (f))	(4,703,780)	(9,792,573)	(4,707,403)	-	-	-	(14,499,976)
Share-based compensation (note 8(c))	-	-	5,850,615	-	-	-	5,850,615
Shares issued – DSUs/RSUs exercised (notes 8(d) and 8(e))	531,032	2,362,374	(2,362,374)	-	-	-	-
Other comprehensive loss	-	-	-	-	(900,899)	-	(900,899)
Net loss for the year	-	-	-	-	-	(753,437)	(753,437)
Balance – December 31, 2022	56,808,921	119,932,940	4,989,890	-	(454,681)	(21,341,801)	103,126,348

							2021

	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
		(As restated Note 8 (g))	(As restated Note 8 (g))
Balance – December 31, 2020	53,422,024	58,895,718	5,049,837	31,279	415,049	(32,341,295)	32,050,588
Shares issued – options exercised	757,183	1,859,803	(787,714)	-	-	-	1,072,089
Equity financing (note 8(b))	5,665,025	63,955,491	-	-	-	-	63,955,491
Share-based compensation (note 8(c))	-	-	4,132,017	-	-	-	4,132,017
Shares issued – warrants exercised	39,821	61,723	31,279	(31,279)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 8(d) and 8(e))	849,750	1,963,963	(1,963,963)	-	-	-	-
Other comprehensive income	-	-	-	-	31,169	-	31,169
Net income for the year	-	-	-	-	-	11,752,931	11,752,931
Balance – December 31, 2021	60,733,803	126,736,698	6,461,456	-	446,218	(20,588,364)	113,056,008

AcuityAds Holdings Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31, 2022 and 2021

	2022	2021 (As restated Note 8 (g))
Cash provided by (used in)

Operating activities
Net income (loss) for the year	$(753,437)	$11,752,931

Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	4,853,009	5,057,117
Finance costs (note 9)	544,344	1,053,282
Share-based compensation (note 8(c))	5,850,615	4,132,017
Foreign exchange gain	(6,269,843)	(3,374,098)
Income tax expense (note 17)	962,167	1,150,917
Change in non-cash operating working capital
Accounts receivable	(2,819,245)	886,698
Prepaid expenses and other	125,610	(1,345,158)
Other assets	(248,285)	-
Accounts payable and accrued liabilities	1,930,673	1,620,836
Income taxes paid	(1,985,279)	(322,555)
Interest paid, net	(409,378)	(918,443)

	1,780,951	19,693,544

Investing activities
Additions to property and equipment (note 3)	(91,382)	(393,859)
Additions to intangible assets (note 4)	(3,737,030)	(1,259,165)

	(3,828,412)	(1,653,024)

Financing activities
Repayment of term loans principal (note 16)	(2,261,350)	(2,495,887)
Proceeds from international loans (note 16)	1,435,351	1,297,598
Repayment of international loans (note 16)	(1,885,662)	(2,395,741)
Repayment of leases	(2,516,967)	(3,360,075)
Net proceeds from equity financing (note 8)	-	63,955,491
Repurchase of shares for cancellation (note 8 (f))	(14,499,976)	-
Proceeds from the exercise of warrants	-	61,723
Proceeds from the exercise of stock options	374,037	1,072,089

	(19,354,567)	58,135,198

Increase (decrease) in cash and cash equivalents	(21,402,028)	76,175,718

Impact of foreign exchange on cash and cash equivalents	5,133,949	3,394,789

Cash and cash equivalents – beginning of year	102,208,807	22,638,300

Cash and cash equivalents – end of year	85,940,728	102,208,807

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	4,956,952	674,927

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, with its head office located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada under the trading symbol “AT”, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

2	Summary of significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The date the Board of Directors authorized the consolidated financial statements for issue was March 9, 2023.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Use of estimates and judgements

The preparation of the consolidated financial statements and application of IFRS often involve management’s judgement and the use of estimates and assumptions deemed to be reasonable at the time they are made. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well.

Other results may be derived with different judgements or using different assumptions or estimates and events may occur that could require a material adjustment.

The following are critical accounting policies subject to such judgements and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the consolidated financial statements.

●	Key sources of estimation uncertainty

i)

Accounts receivable – the Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses.

ii)

Share-based payments – the estimated fair value of stock options is determined using the Black-Scholes option pricing model. Inputs to the model are subject to various estimates related to volatility, interest rates, dividend yields and expected life of the stock options issued. Fair value inputs are subject to market factors, as well as internal estimates. In addition to the fair value calculation, the Company estimates the expected forfeiture rate with respect to equity-settled share-based payments based on historical experience.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

iii)

Goodwill – Impairment – the goodwill impairment test requires a calculation to determine the recoverable amount of goodwill. Management has determined the recoverable amount by determining the higher of fair value less costs of disposal of goodwill and value in use.

●	Critical judgements in applying accounting policies

i)

Revenue and cost recognition – for revenue from sales of third-party services, management’s judgement is applied regarding the determination of whether the Company is a principal or agent to the transactions. In making this judgement, management places significant weight on the fact that the Company has the primary responsibility for providing access to the Company’s programmatic marketing platform, which is critical to the fulfillment of the customer deliverables.

ii)

Impairment tests for non-financial assets other than goodwill – judgement is applied in determining whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted.

Basis of consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Revenue

Revenue is recognized based on the five-step model outlined in IFRS 15 – Revenue Recognition from Contracts with Customers. The Company generates revenue from the delivery of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns using its programmatic marketing platform. The Company offers its services on a fully-managed and a self-serve basis, which is recognized over time using the output method when the performance obligation is fulfilled. The performance obligation is satisfied over time as the volume of impressions (number of ads displayed, consumer clicks on ads, or consumer actions) are delivered up to the contractual maximum for fully-managed revenue and the delivery of media inventory for self-serve revenue.

Revenue arrangements are evidenced by a fully executed insertion order (“IO”). Generally, IOs specify the number and type of advertising impressions to be delivered over a specified time at an agreed upon price and performance objectives for an ad campaign. Performance objectives are generally a measure of targeting as defined by the parties in advance, such as number of ads displayed, consumer clicks on ads or consumer actions (which may include qualified leads, registrations, downloads, inquiries, or purchases). These payment models are commonly referred to as CPM (cost per thousand impressions), CPC (cost per click) and CPA (cost per action).

The Company determines collectability by performing ongoing credit evaluations and monitoring its customers’ accounts receivable balances. For new customers and their agents, which may be advertising agencies or other third parties, the Company performs a credit check with an independent credit agency and checks credit references to determine creditworthiness. The Company only recognizes revenue when collection is reasonably assured. If collection is not considered reasonably assured, revenue is recognized only once all amounts are collected. Revenue is recorded net of trade discounts and volume rebates. If it is probable that discounts will be granted and amounts can be measured reliably, then the discount is recognized as a reduction of revenue as the related sales are recognized.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

In instances where the Company contracts with third party advertising agencies on behalf of their advertiser clients, a determination is made to recognize revenue on a gross or net basis based on an assessment of whether the Company is acting as the principal or an agent in the transaction. The Company is acting as the principal in these arrangements and therefore revenue earned, and costs incurred are recognized on a gross basis as the Company has control and is responsible for fulfilling the advertisement delivery, establishing the selling prices and the delivery of the advertisements for fully managed revenue, providing training and updates for the self-serve proprietary platform and performing all billing and collection activities.

Amounts billed in excess of revenue recognized to date on an arrangement-by-arrangement basis are classified as deferred revenue, whereas revenue recognized in excess of amounts billed is classified as accrued receivables and included as part of accounts receivable.

Foreign currency transactions

●	Transactions and balances in foreign currencies

The Company’s functional and reporting currency is CAD. Transactions in foreign currencies are translated to the Company’s functional currency at exchange rates at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities and related depreciation are translated at historical exchange rates. Revenue and expenses other than depreciation are translated at the average rates of exchange for the period.

●	Subsidiaries with a functional currency other than CAD

The assets and liabilities of foreign subsidiaries are translated into CAD at the rate of exchange prevailing at the reporting date, and their income statements are translated at the average rates of exchange for the period.

Exchange rate adjustments arising on translation are recognized in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign operation is recognized in net income.

Financial instruments

●	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Financial instruments are, for measurement purposes, grouped into categories. The classification depends on the purpose and is determined on initial recognition. The Company’s non-derivative financial assets comprise loans and receivables.

Cash and cash equivalents comprise cash balances and cash deposits with original maturities of three months or less.

Loans and receivables, which include cash, accounts receivable and investment tax credits receivable, are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Accounts receivable comprise trade receivables, net of allowance for doubtful accounts. The Company has adopted the use of an expected credit loss model rather than an incurred loss analysis when evaluating the allowance for doubtful accounts receivable (note 15).

Income tax credit receivables comprise refundable Canadian income tax credits (“ITCs”) for qualifying research and development activities in Canada.

The Company’s non-derivative financial liabilities consist of accounts payable and accrued liabilities, revolving line of credit, term loans and amounts due to related parties.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition and measurement, these financial liabilities are measured at amortized cost using the effective interest method.

Property and equipment

●	Recognition and measurement

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net income. The costs of the day-to-day servicing of property and equipment are recognized in net income as incurred.

●	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized on a straight-line basis over the estimated useful lives of the property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are as follows:

Furniture and fixtures	5 years
Data centre equipment	4 years
Office computer equipment	3 years
Right of use assets	Range from 3-8 years

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

●	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in net income as incurred.

Expenditures on development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Impairment

●	Financial assets (including accounts receivable)

A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively based on the nature of the asset.

The Company assesses on a forward-looking basis the expected credit loss associated with its financial assets. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized at the time of initial recognition of the receivables. Receivable balances are written off when all collection efforts are exhausted and there is no indication of recovery.

●	Non-financial assets

The carrying amounts of the Company’s non-financial assets (except goodwill) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill is not amortized but is reviewed for impairment at least annually and whenever events or circumstances indicate the carrying amount may be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to the cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company’s cash-generating units generally represent either individual business units, or groups of business units that are all below the level of the Company’s operating segments. The ADman CGU (as defined below) has been incorporated together with the Company CGU into a single CGU, due to operational integration.

The recoverable amount of an asset or group of assets (cash-generating unit) (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing the fair value less costs to sell, the Company uses the sum of its quoted equity market capitalization and the fair value of its debt. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or CGUs.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods, other than those recognized for impairment of goodwill, are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●

The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified

●	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use

●

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o	The Company has the right to operate the asset; or

o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease.

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments

●

The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in “Property and equipment” and lease liabilities in “Lease obligation” in the consolidated balance sheets.

Nature of leased assets

The Company leases various office space and equipment. Contracts are typically made for fixed periods of one to eight years but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets may not be used as security for borrowing purposes.

Extension and termination options

Some office leases include an option to renew the lease for an additional period after the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. Extension options are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. The Company reassesses its portfolio of leases to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The Company considers all facts and circumstances when making this decision. The Company examines whether there is an economic incentive or penalty that would affect the decision to exercise the option, for example, whether the lease option is below market value or whether the Company has made significant investments in leasehold improvements. Where it is not reasonably certain that the lease will be extended or terminated, the Company will not recognize these options.

Share-based payments

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions.

The grant date fair value of share-based payment awards such as performance share units (“PSUs”), restricted share units (“RSUs") and stock options granted to employees is recognized as a compensation cost, with a corresponding increase in contributed surplus, over the vesting period of the award. The amount recognized is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that vest. Upon exercising the options, the fair value of the options exercised that was initially recorded to contributed surplus is reclassified to common shares and reflected in the consolidated statements of changes in shareholders’ equity.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

As part of the Company’s long-term incentives, the Company from time-to-time issues deferred share units (“DSUs”) under its long-term incentive plans. DSU awards are settled with the issuance of common shares. The compensation expense for DSUs is based on the fair value at the time the award is granted. The expense is recognized as a component of share-based compensation expense with a corresponding increase to contributed surplus within shareholders’ equity. Upon redemption, the fair value of the award is reclassified from contributed surplus to share capital.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The timing or amount of the outflow may still be uncertain. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Finance costs

Finance costs comprise interest expense on the revolving line of credit, leases, and term loans. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in net income using the effective interest method.

Income taxes

Income tax expense for the year comprises current and deferred income taxes. Current taxes and deferred taxes are recognized in the consolidated statements of comprehensive income, except to the extent that they relate to items recognized in other comprehensive income (“OCI”) or directly in equity. In these cases, the taxes are also recognized in OCI or directly in equity, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carry-forwards. The Company measures deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. The Company recognizes deferred income tax assets only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and tax credit carry-forwards can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The Company recognizes the effect of a change in income tax rates in the year of enactment or substantive enactment.

Deferred income taxes are not recognized if they arise from the initial recognition of goodwill, nor are they recognized on temporary differences arising from the initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable income (loss). Deferred income taxes are also not recognized on temporary differences relating to investments in subsidiaries to the extent that it is probable that the temporary differences will not reverse in the foreseeable future.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

The Company records current income tax expense or recovery based on income earned or loss incurred for the year in each tax jurisdiction where it operates, and for any adjustment to taxes payable in respect of previous years, using tax laws that are enacted or substantively enacted at the consolidated statements of financial position dates.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different from the estimates originally made by management in determining the Company’s income tax provisions. Management periodically evaluates the positions taken in the Company’s tax returns with respect to situations in which applicable tax rules are subject to interpretation. The Company establishes provisions related to tax uncertainties where appropriate based on its best estimate of the amount that will ultimately be paid to or received from tax authorities.

Government assistance

Government grants and subsidies are recognized at fair value when there is reasonable assurance that they will be received, and the Company will comply with the conditions associated with the grants. To the extent that government grants are earned under the conditions of the grant prior to receipt of funds, the Company records a government grants receivable. Government grants related to operating expenses are reflected as a reduction of such expenses in the year when they are incurred (note 12).

Net income per share

Basic income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing the net income for the period by the sum of the weighted average number of common shares outstanding and the dilutive common share equivalents outstanding during the period. Common share equivalents consist of the shares issuable upon exercise of stock options and shares issuable upon exercise of common share unit options calculated using the treasury stock method. Common share equivalents are not included in the calculation of the weighted average number of shares outstanding for diluted net income per share when the effect would be anti-dilutive.

Media costs

Media costs are considered the Company’s cost of goods sold. The costs include the publishing and real time bidding costs to secure advertising space.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets are initially measured at fair value. Following the initial recognition, intangible assets are carried at the initial fair value less accumulated amortization and impairment losses, if any. Acquired intangible assets are recognized as intangible assets with finite lives. Amortization of customer relationships and technology is based on the estimated useful lives of these assets and is recognized on a straight-line basis over three years. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2022. The application of these amendments and interpretations had no significant impact on the Company’s consolidated financial position or results of operations.

Reference to the Conceptual Framework (Amendments to IFRS 3, Business Combinations). The amendments to IFRS 3 update an outdated reference in IFRS 3 without significantly changing its requirements and add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Fees in the “10 Per Cent Test” for Derecognition of Financial Liabilities (Amendments to IFRS 9, Financial Instruments). The amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent test” in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets). The amendments to IAS 37 provide guidance regarding the costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract and can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Future accounting standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements). The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retroactively.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied prospectively.

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Deferred Tax on Assets and Liabilities Arising from Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

These amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is still assessing the impact of adopting these amendments on its future financial statements.

3	Property and equipment

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2022	$1,316,926	$52,003	$1,266,013	$14,505,025	$17,139,967
Additions	12,769	-	78,613	4,956,952	5,048,334
As at December 31, 2022	1,329,695	52,003	1,344,626	19,461,977	22,188,301

Accumulated depreciation
As at January 1, 2022	674,721	50,423	799,726	10,245,478	11,770,348
Amortization	231,918	1,580	272,227	2,794,782	3,300,507
As at December 31, 2022	906,639	52,003	1,071,953	13,040,260	15,070,855

Net carrying amount
As at January 1, 2022	642,205	1,580	466,287	4,259,547	5,369,619
As at December 31, 2022	423,056	-	272,673	6,421,717	7,117,446

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2021	$1,292,927	$52,003	$896,153	$13,830,098	$16,071,181
Additions	23,999	-	369,860	674,927	1,068,786
As at December 31, 2021	1,316,926	52,003	1,266,013	14,505,025	17,139,967

Accumulated depreciation
As at January 1, 2021	442,096	43,179	528,748	7,112,048	8,126,071
Amortization	232,625	7,244	270,978	3,133,430	3,644,277
As at December 31, 2021	674,721	50,423	799,726	10,245,478	11,770,348

Net carrying amount
As at January 1, 2021	850,831	8,824	367,405	6,718,050	7,945,110
As at December 31, 2021	642,205	1,580	466,287	4,259,547	5,369,619

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

4	Intangible assets

	Customer relationships	Technology	Total
Cost
As at January 1, 2022	$5,285,064	$12,792,409	$18,077,473
Additions	-	3,737,030	3,737,030
As at December 31, 2022	5,285,064	16,529,439	21,814,503

Accumulated depreciation
As at January 1, 2022	5,285,064	9,748,131	15,033,195
Amortization	-	1,552,503	1,552,503
As at December 31, 2022	5,285,064	11,300,634	16,585,698

Net carrying amount
As at January 1, 2022	-	3,044,278	3,044,278
As at December 31, 2022	-	5,228,805	5,228,805

	Customer relationships	Technology	Total
Cost
As at January 1, 2021	$5,285,064	$11,533,244	$16,818,308
Additions	-	1,259,165	1,259,165
As at December 31, 2021	5,285,064	12,792,409	18,077,473

Accumulated depreciation
As at January 1, 2021	5,232,604	8,387,751	13,620,355
Amortization	52,460	1,360,380	1,412,840
As at December 31, 2021	5,285,064	9,748,131	15,033,195

Net carrying amount
As at January 1, 2021	52,460	3,145,493	3,197,953
As at December 31, 2021	-	3,044,278	3,044,278

The Technology intangible asset is internally derived from capitalizing development costs related to revenue generating technology. During the year ended December 31, 2022, the Company capitalized $3,737,030 (2021 – $1,259,165).

5	Goodwill

Goodwill is tested at least annually for impairment. Goodwill is tested for impairment using the fair value less cost to dispose model at the operating segment level. The Company is managed as one operating segment based on how financial information is produced internally for the purposes of making operating decisions, and it is the lowest level at which goodwill is monitored for internal management purposes. In assessing the goodwill for impairment, the Company compares the aggregate recoverable amount consisting of the sum of its quoted equity market capitalization and the fair value of its debt to the carrying value of its net assets excluding long-term debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment losses have been recorded against the value of goodwill since its acquisition. No impairment charges have arisen as a result of the reviews performed as at December 31, 2022 and 2021. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

6	Lease obligations

	December 31, 2022	December 31, 2021

Obligations under leases	$6,649,995	$4,206,869
Less: Current portion	2,881,804	2,058,161

	3,768,191	2,148,708

The Company has minimum lease payment commitments under leases for the following amounts:

2023	$3,462,763
2024	2,318,051
2025	498,844
2026	275,129
2027	270,636
2028	265,312
2029	22,085
7,112,820

Less: Interest	462,825

Present value of minimum lease payments	6,649,995

7	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. No stock options have been granted to directors and officers of the Company since March 31, 2020 (note 8(c)).

During the year ended December 31, 2022, the Company issued 144,693 DSUs (2021 – 16,557) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the year ended December 31, 2022, the Company issued 1,176,789 (2021 – 432,286) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of six to 36 months.

●	Transactions with executive personnel

The key management personnel of the Company are the officers and the directors. The remuneration of executive personal during the years ended December 31, 2022 and 2021 was as follows:

	2022	2021

Executive compensation and benefits	$1,793,894	$1,418,101
Share-based compensation	1,046,371	588,925

	2,840,265	2,007,026

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

8	Share capital and share-based payments

a)	Share capital

As at December 31, 2022, the Company had an unlimited number of common shares authorized for issuance (2021 – unlimited) and 56,808,921 common shares outstanding (2021 – 60,733,803) (without par value).

b)	Equity financings

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 ($12.25) per share for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), a deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit Plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at December 31, 2022, the Company was entitled to issue a maximum of 8,521,338 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

The following table summarizes the continuity of options issued under the Stock Option Plan:

		December 31, 2022		December 31, 2021

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – beginning of year	1,094,001	$1.90	1,865,519	$1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(141,666)	4.06	(29,334)	1.06
Exercised	(247,866)	1.51	(745,517)	1.41

Outstanding – end of year	704,469	1.60	1,094,001	1.90

Options exercisable – end of year	661,135	1.60	877,001	1.99

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

		December 31, 2022		December 31, 2021

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – beginning of year	23,334	$2.09	35,000	$2.09
Exercised	-	-	(11,666)	2.09

Outstanding – end of year	23,334	2.09	23,334	2.09

Options exercisable – end of year	11,668	2.09	-	-

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

A combined summary of the Company’s stock options outstanding under the above plans is as follows:

		December 31, 2022

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	0.67	3,333
1.06	15,134	0.75	15,134
1.13	55,000	2.42	55,000
1.14	10,000	0.92	10,000
1.15	20,000	1.92	20,000
1.27	3,334	1.67	3,334
1.55	36,333	1.42	36,333
1.59	143,334	2.17	100,000
1.71	378,001	1.25	378,001
1.94	40,000	0.92	40,000
2.09	23,334	2.67	11,668

	727,803		672,803

	December 31, 2021

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	1.67	3,333
1.06	74,634	1.75	74,634
1.13	68,333	3.42	55,000
1.14	10,000	1.92	10,000
1.15	20,000	2.92	13,333
1.27	8,334	2.67	5,000
1.55	58,033	2.42	18,700
1.59	185,000	3.17	51,668
1.71	506,334	2.25	485,333
1.94	40,000	0.92	40,000
2.09	23,334	3.67	-
4.12	7,500	0.42	7,500
4.47	22,500	0.67	22,500
4.60	90,000	0.25	90,000

	1,117,335		877,001

During the year ended December 31, 2022, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options, DSUs and RSUs granted to employees, officers, directors and consultants of the Company of $5,850,615 (2021 – $4,132,017).

During the year ended December 31, 2022, the Company granted nil (2021 – 3,333) stock options to employees, officers, directors, and consultants of the Company. Of those stock options, nil (2021 – nil) stock options were granted to officers or employees of the Company. Nil (2021 – 3,333) stock options were granted to consultants as compensation for services rendered.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

During the year ended December 31, 2022, 247,866 stock options under the Stock Option Plan were exercised at a weighted average exercise price of $1.51 per option, for gross proceeds of $374,037 (2021 – 745,517 were exercised at a weighted average price of $1.41 for gross proceeds of $1,054,673) and nil (2021 – 11,666) stock options under the Omnibus Incentive Plan were exercised.

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for stock options granted during the year ended December 31, 2021 as follows:

2021

Weighted average grant date fair value of options granted	$1.45
Weighted average assumptions used
Expected option life	5 years
Risk-free interest rate	1.45%
Expected volatility	87%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the stock options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the year ended December 31, 2022, the Company issued a total of 166,432 (2021 – 63,876) DSUs, of which 144,693 were issued to directors with one year vesting periods and 21,739 were issued to consultants of the Company, vesting every year in the measure of one third. During the year ended December 31, 2022, 183,505 DSUs were exercised (2021 – 578,053).

e)	Restricted share units

During the year ended December 31, 2022, the Company issued 3,057,160 (2021 – 952,967) RSUs to employees, officers, and consultants of the Company. During the year ended December 31, 2022, 347,527 (2021 – 271,697) RSUs were exercised.

f)	Repurchase of shares for cancellation under NCIB

On May 16, 2022, the Company commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

During the year ended December 31, 2022, the Company repurchased 4,703,780 common shares at an average price of $3.08 per share totaling $14,499,975.

g)	Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative consolidated financial statements, as applicable. The following table presents the impact of the restatements on the Company’s comparative Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2021:

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

	As Reported	As Restated
Share-based compensation expense	$5,329,438	$4,132,017
Operating expenses	54,179,358	52,981,937
Income from operations	9,385,611	10,583,032
Net income before income taxes	11,706,427	12,903,848
Net income for the year	10,555,510	11,752,931
Basic and diluted net income per share	0.18	0.20
Comprehensive income for the year	10,586,679	11,784,100

The following table presents the impact of the restatements on the Company’s comparative Consolidated Statement of Changes in Shareholders’ Equity as at December 31, 2021:

	As Reported	As Restated
Common shares	$124,036,377	$126,736,698
Contributed surplus	10,620,976	6,461,456
Deficit	22,047,563	20,588,364

The cumulative impact of the restatement to Shareholders’ equity as of January 1, 2021 was an increase of $1,912,607 to Common Shares, a decrease to Contributed Surplus of $2,174,385, and a decrease to Deficit of $261,778.

9	Finance costs

	Year ended December 31, 2022	Year ended December 31, 2021

Interest on leases and other interest	$143,058	$616,286
Interest and fees on term loans (note 15 (a))	401,286	436,996
	544,344	1,053,282

10	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the year ended December 31, 2022 and 2021 are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021 (As restated Note 8(g))

Net income (loss) for the year	$(753,437)	$11,752,931
Weighted average number of shares outstanding – basic	59,065,118	57,624,420
Net income (loss) per share – basic	$(0.01)	$0.20

Dilutive effect of stock options	-	739,172
Dilutive effect of DSUs	-	305,415
Dilutive effect of RSUs	-	326,986
Diluted weighted average number of shares outstanding	59,065,118	58,995,993
Net income (loss) per share – diluted	$(0.01)	$0.20

Items excluded from the calculation of diluted net income (loss) per share due to their anti-dilutive effect

Stock options, DSUs, and RSUs	5,645,525	2,297,512

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the years with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

11	Segment information

The Company's CEO has been identified as the chief operating decision maker (CODM). The CODM reviews financial information, makes decisions and assesses the performance of the company as a single operating segment. The Company’s assets and operations are substantially located in Canada however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the year ended December 31, 2022, and 2021 is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021

United States	$81,876,626	$88,970,329
Canada	17,242,502	17,183,464
Europe and other	21,919,607	15,872,509
	121,038,735	122,026,302

During the years ended December 31, 2022 and 2021, the Company did not have any customers that represented greater than 10% of total revenue.

12	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”). In January 2021, the Company secured an additional $535,200 commitment to bring the total commitment to $3,535,200. During the year ended December 31, 2021, the Company received $2,149,092 of this commitment from IRAP, and the amount was used to reduce technology costs on the consolidated statement of comprehensive income. As of December 31, 2021, the Company recognized the full amount of $3,535,200 from the IRAP commitment. During the year ended December 31, 2022, the Company did not receive any funds from IRAP.

13	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)

Measurement basis	December 31, 2022	December 31, 2021
Financial assets
Cash and cash equivalents	$85,940,728	$102,208,807
Accounts receivable	33,791,853	30,972,608

	119,732,581	133,181,415

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Financial liabilities
Accounts payable and accrued liabilities	$26,546,031	$24,853,497
Term loans	3,790,572	5,916,956
International loans	431,774	882,085
Lease obligations	6,649,995	4,206,869

	37,418,372	35,859,407

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

●	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

●	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

●	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the year ended December 31, 2022, and 2021 between any of the levels.

14	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

15	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of December 31, 2022, three customers each represented more than 5% of the gross accounts receivable balance of $34,320,380. As of December 31, 2021, two customers each represented more than 5% of the gross accounts receivable balance of $31,310,642.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As at December 31, 2022, the allowance for expected credit loss was $528,527 (2021 – $338,034). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. As at December 31, 2022, 80.0% of the Company’s customers are current, 10.6% are from 31 to 60 days, 3.6% are from 61 to 90 days, and 5.8% are greater than 90 days.

The Company, from time to time, invests its excess cash in accounts with Schedule I banks and Silicon Valley Bank (“SVB”), a large U.S. based bank, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of December 31, 2022, is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

The following are the contractual maturities for the financial liabilities:

	December 31, 2022

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	> 3 years

Accounts payable and accrued liabilities	$26,546,031	$26,546,031	$26,546,031	$-	$-
International loans	431,774	431,774	240,752	191,022	-
Term loans	3,790,572	3,963,031	3,963,031	-	-
Lease obligation	6,649,995	7,112,820	2,881,804	3,092,024	1,138,992

	37,418,372	38,053,656	33,631,618	3,283,046	1,138,992

	December 31, 2021

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	> 3 years

Accounts payable and accrued liabilities	$24,853,497	$24,853,497	$24,853,497	$-	$-
International loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease obligation	4,206,869	4,724,847	2,058,161	2,666,686	-

	35,859,407	36,682,845	29,857,808	6,825,037	-

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 8.10%, which the Company believes is consistent with market interest rates for this type of debt.

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from sales and purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $9,336,426 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Balances held in U.S. dollars are as follows in CAD:

	December 31, 2022	December 31, 2021

Cash	$82,257,335	$99,118,059
Accounts receivable	24,157,194	22,017,575
Accounts payable	13,050,270	15,530,451
Term loan	3,790,572	5,916,956

16	Borrowings

a)	Term Loan

During the years ended December 31, 2022 and 2021, the Company had a secured term loan with SVB that expires April 1, 2024 with total availability of US$7,750,000 bearing interest at the greater of prime plus 0.60% and 3.85%. On December 31, 2022, the prime rate was 7.50%.

The following table outlines the activity of the term loan during the years ended December 31, 2022, and 2021:

	2022	2021

Amortized cost – January 1	$5,916,956	$8,278,004
Accrued interest	401,286	436,996
Payment of interest	(266,320)	(302,157)
Principal amount repaid	(2,261,350)	(2,495,887)

Balance – December 31	3,790,572	5,916,956

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at December 31, 2022. Accordingly, the entire loan balance of $3,790,572 has been classified as current liabilities as at December 31, 2022. However, the Company received a waiver from SVB after December 31, 2022 indicating that it does not intend to take any action and demand repayment of the loan balance under the agreement.

b)	International loans

International term loans

International term loans outstanding amounted to $416,736 (Euro 288,239) as at December 31, 2022 (2021: $867,931: Euro 602,673). The interest rates of 1.75% to 2.53% and maturity date from May 18, 2023 to May 21, 2025 for these unsecured term loans held during the year ended December 31, 2022, and 2021.

Line of credit

The line of credit payables amounted to $15,038 (Euro 10,401) as at December 31, 2022 (2021: $14,154: Euro 10,628) and is secured against certain accounts receivable as at December 31, 2022 and 2021. The interest rates of 1.75% to Euribor + 1.95% and maturity date from April 16, 2023 to August 6, 2023 for these line of credit payables held during the year ended December 31, 2022, and 2021.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

The following table outlines the current portion and non-current portion of the borrowings:

	December 31, 2022	December 31, 2021

Current portion of term loan	$3,790,572	$2,478,838
Current portion of international loans	240,752	467,312

Total current borrowings	4,031,324	2,946,150

Non-current portion of term loan	-	3,438,118
Non-current portion of international loans	191,022	414,773

Total borrowings	4,222,346	6,799,041

17	Income taxes

Income tax expense

A reconciliation between tax expense (recovery) and accounting income (loss) multiplied by the Company’s domestic tax rate for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021 (As restated Note 8(g))

Income before income taxes	$208,730	$12,903,848

Income tax expense at the Company’s statutory tax rate of 26.5% (2021 – 26.5%)	55,314	3,419,520

Increase (decrease) in income taxes resulting from
Permanent differences	1,443,060	1,634,557
Prior year true-up	910	108,305
Changes in unrecognized temporary differences	(197,857)	(105,922)
Effect of foreign subsidiaries	(82,026)	(70,146)
Prior year loss applied in current year previously not recognized	(274,134)	(2,807,987)
Other	39,070	(887,345)
Rate adjustment	(22,170)	(140,065)

Income tax expense	962,167	1,150,917

Current tax expense	269,730	1,232,720
Deferred tax expense (recovery)	692,437	(81,803)
Income tax expense	962,167	1,150,917

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

Deferred taxes

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The Company records deferred income tax recovery on losses in comprehensive income, when management views that it is probable that the deferred tax assets will be realized, based on historical profitability and forecasted future profitability.

Deferred tax assets (liabilities) as at December 31, 2022 comprised the following.

	2022	2021

Non-capital loss carryforwards	$385,905	$651,934
Property and equipment	(1,226,457)	(816,614)
Financing fees	72,432	128,018
SR&ED ITC credit	-	(227,634)
Lease liabilities	157,487	346,099
Deferred tax asset (liabilities)	(610,633)	81,803

As at December 31, 2022, the Company had non-capital losses of approximately $1,456,244 that are available to reduce future taxable income and for which a benefit has currently been recognized in the consolidated financial statements. The non-capital losses will expire as follows: 2038 – $79,214; 2039 - $645,353; 2040 – $731,677. The Company does not have any SR&ED Investment tax credits carry-forward for the year ended December 31, 2022 (2021 – $858,944).

Deferred tax assets have not been recognized for the Company’s operations in the US in respect of the following items:

	2022	2021

Non-capital loss carryforwards	$23,461,788	$24,230,225
Taxable temporary differences	(686,458)	(369,894)
	22,775,330	23,860,331

As at December 31, 2022, the Company had non-capital losses of approximately $102,013,679, which are available to reduce future taxable income and for which no benefit has currently been recognized in the consolidated financial statements. Certain of those losses are restricted under the Internal Revenue Code, Section 382, and amounted to $91,095,775. If unused, the non-capital losses incurred from before 2018 will expire from 2028 through 2037.

Under the CARES Act (The Coronavirus Aid, Relief, and Economic Security Act), losses incurred after the 2017 tax year can be carried forward indefinitely. This indefinite carry-forward period includes any NOLs from 2018, 2019 and 2020 that remain after they are carried back to tax years in the five-year carry-back period.

AcuityAds Holdings Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2022 and 2021

18	Expenses by nature

	Year ended December 31, 2022	Year ended December 31, 2021

Employee wages, salaries, and benefits	$32,924,571	$27,257,073
Professional fees	2,592,940	1,927,512
Contractor consulting fees	3,854,951	2,768,516
Hosting and data costs	6,359,167	5,280,774
Insurance	2,723,618	1,820,269
Travel, entertainment, and conferences	2,527,479	1,563,729
Advertising and promotion	1,469,458	1,161,780
Public company fees	779,453	467,606
Other	2,369,270	1,545,544
	55,600,907	43,792,803

For the year ended December 31, 2022 and 2021, the Company recorded IRAP subsidies of nil (2021 - $2,149,092), which have all been offset against employee wages, salaries and benefits.